EXHIBIT D-3


                                                            LINDA R. EVERS, ESQ.
                                                                  (610) 921-6658
                                                            (610) 939-8655 (FAX)


                                  May 19, 2005


VIA UNITED PARCEL SERVICE
-------------------------

James J. McNulty, Secretary
Pennsylvania Public Utility Commission
Commonwealth Keystone Building
400 North Street, 2nd Floor
Harrisburg, PA  17120

     RE:  APPROVAL OF AFFILIATED INTEREST AGREEMENTS BETWEEN
          PENNSYLVANIA POWER COMPANY AND FIRSTENERGY NUCLEAR GENERATION CORP.

Dear Secretary McNulty:

     Pursuant to ss. 2102 of the Pennsylvania Public Utility Code (66 Pa.C.S.A. ss. 2102) Pennsylvania Power Company ("Penn Power") hereby seeks Pennsylvania Public Utility Commission ("Commission" or "PaPUC") approval of the Subscription and Contribution Agreement between Penn Power and one of its affiliates, FirstEnergy Nuclear Generation Corp. ("FE Nuclear").

1.   BACKGROUND
     ----------

     Penn Power is a wholly-owned subsidiary of Ohio Edison Company, which is a wholly-owned subsidiary of FirstEnergy Corp. ("FirstEnergy") an exempt public utility holding company. FE Nuclear is an Ohio corporation and will be a wholly-owned subsidiary of FirstEnergy Solutions Corp. Therefore, Penn Power and FE Nuclear are affiliated interests making agreements between them subject to the Commission's jurisdiction under ss. 2102 of the Public Utility Code. The purpose of the agreement filed hereunder is to effectuate the structural separation of Penn Power's electric generation from its energy delivery functions. Under this agreement Penn Power's ownership interests in the Beaver Valley Nuclear Power Plants Unit 1, Unit 2 and Common Facilities; Perry Nuclear Power Plant; and associated assets and rights will be transferred to FE Nuclear (collectively, "Nuclear Plant Interests").

2.   TODAY'S FILING
     --------------

     In order to effect the separation of its Nuclear Plant Interests, Penn Power has organized a new, wholly-owned subsidiary, FirstEnergy Nuclear. Penn Power would transfer the Nuclear Plant Interests and related assets, together


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with approximately $62 million of related outstanding Pollution Control Revenue
Bond debt, to FE Nuclear as a capital contribution. Penn Power would receive in return 100 shares of FE Nuclear's common stock and FE Nuclear would become a wholly-owned subsidiary of Penn Power. Penn Power would then declare and pay a dividend to its parent, Ohio Edison Company ("OE"), consisting of the FE Nuclear common stock. OE would, in turn, dividend that common stock up to FirstEnergy Corp. so that FE Nuclear would become a wholly-owned subsidiary of FirstEnergy. Ultimately, FirstEnergy intends to contribute the FE Nuclear common stock down to FirstEnergy Solutions Corp. ("Solutions") so that FE Nuclear, together with FE Generating Corp. (owner of the fossil generation power plants in the FirstEnergy system), would both be wholly-owned subsidiaries of Solutions.

     These dividend transactions, also known as "spin-offs", would be accomplished in a tax efficient manner so that, in general, no taxes would be payable by Penn Power and no deferred tax liability would be incurred with respect to these transfers.

     Penn Power's affiliated Ohio electric utilities, The Cleveland Electric Illuminating Company, Ohio Edison Company, and The Toledo Edison Company (collectively, the "Ohio Operating Companies"), will also be transferring their interests in these nuclear plants as well as their interest in another Ohio nuclear plant to FE Nuclear in the near future to achieve the separation of their generation functions from their energy delivery functions. The transfers of the nuclear plants by Penn Power and the Ohio Operating Companies are also subject to the approval of the U.S. Nuclear Regulatory Commission.

     Enclosed with this letter is an original and three (3) copies of the Subscription and Contribution Agreement which is necessary to execute the transfer of Penn Power's Nuclear Plant Interests.

     SUBSCRIPTION AND CAPITAL CONTRIBUTION AGREEMENT - Attached hereto as Appendix A is the Nuclear Subscription and Capital Contribution Agreement and its Appendices between Penn Power and FirstEnergy Nuclear Generation Corp. This agreement provides for the contribution of the Nuclear Plant Interests by Penn Power to FE Nuclear and for the subscription by Penn Power for the common stock of FE Nuclear. FE Nuclear agrees to accept Penn Power's subscription of its common stock and the contribution of the Nuclear Plant Interests. The parties to this agreement also agree to assume certain liabilities associated with the Nuclear Plant interests, with Penn Power retaining liabilities arising from its ownership up to the date of contribution of the assets and FE Nuclear assuming certain specified liabilities (including, inter alia, Penn Power's outstanding pollution control revenue bonds associated with the Nuclear Plant Interests) and liabilities with respect to FE Nuclear's ownership after the date of contribution.

3.   RELATED FILINGS
     ---------------

     Penn Power on behalf of itself and the Ohio Operating Companies are also filing a request for Commission findings under Section 32(c) of the Public


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Utility Holding Company Act related to their respective interests in certain
Nuclear Power Plants as described more fully in the filing.

     Also enclosed is an additional copy of this filing which I request to be date stamped and returned in the enclosed postage-prepaid envelope for evidence of filing.

                                         Respectfully submitted,

                                         /s/ Linda R. Evers
                                             --------------

                                         Linda R. Evers
                                         Attorney for Pennsylvania Power Company

Enclosures

c:  Irwin A. Popowsky, Consumer Advocate
    William Lloyd, Small Business Advocate